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August 24, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:    Evan Ewing

   Jay Ingram

Re:	Eve Holding, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 29, 2022

File No. 333-265337

Dear Mr. Ewing and Mr. Ingram:

On behalf of our client, Eve Holding, Inc. (the “Company”), we hereby provide the Company’s responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 10, 2022 (the “Comment Letter”) with respect to Amendment No 1. to the above-referenced Registration Statement on Form S-1 filed with the Commission on July 29, 2022.

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Mr. Evan Ewing and Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 24, 2022

Amendment No. 1 to the Registration Statement on Form S-1

The securities being offered in this prospectus represent a substantial percentage of outstanding common stock..., page 54

1.

We note your response to comment 4 and reissue. Please revise to include the percentage that the shares being registered for resale currently represent of the total number of shares outstanding and disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 98

2.

We note your response to comment 5 and reissue. In light of the significant number of redemptions, the current market price for shares of your common stock and the unlikelihood that you will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion to address any changes in the company’s liquidity position since the business combination. Specifically, we note that you expect approximately $540 million will be required to fund your business plan, received approximately $377 of gross proceeds as a result of your business combination and did not borrow any additional debt in connection with your business combination. Disclose your plan to fully fund your business plan and, if you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94-96 of the Amended Registration Statement.

General

3.

We note your response to comment 7 and reissue in part. Revise to disclose for each applicable selling securityholder that while such selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 55 and 96 of the Amended Registration Statement.

* * * * *

Please contact me at (212) 687-5122 or michelle.gasaway@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ P. Michelle Gasaway, Esq.

cc:	Flávia Pavie, General Counsel, Eve Holding, Inc.

Paul T. Schnell, Skadden, Arps, Slate, Meagher & Flom LLP

Thomas W. Greenberg, Skadden, Arps, Slate, Meagher & Flom LLP